(As filed June 26, 2003)

                                                            File No. 073-00091




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                  Tai An Xin Wen Peak Heat and Power Co., Ltd.
                                  Xintai City
                               Shandong Province
                           People's Republic of China

               -------------------------------------------------
                      (Name of foreign utility companies)

                           Alliant Energy Corporation
                            4902 North Biltmore Lane
                            Madison, Wisconsin 53718
                ------------------------------------------------
                   (Name of filing company if filed on behalf
                         of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:


       Barbara J. Swan                 William T. Baker, Jr., Esq.
       EVP & General Counsel           Thelen, Reid & Priest LLP
       Alliant Energy Corporation      40 West 57th Street
       4902 North Biltmore Lane        New York, NY 10019
       Madison, Wisconsin 53718

ITEM 1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a brief description of the facilities used for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

                  Tai An Xin Wen Peak Heat and Power Co., Ltd.
                                  Xintai City
                               Shandong Province
                           People's Republic of China

     Alliant Energy Corporation ("Alliant Energy"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"), as amended, acting on behalf of Tai An Xin Wen Peak Heat and Power Co., Ltd. ("Xin Wen"), hereby notifies the Securities and Exchange Commission (the "Commission") that Xin Wen is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the 1935 Act.

     Grandelight Holding Limited ("Grandelight") is a wholly owned subsidiary of Alliant Energy International, Inc., a wholly-owned subsidiary of Alliant Energy Resources, Inc. and an indirect wholly-owned subsidiary of Alliant Energy. Grandelight currently owns approximately 93.5% of the outstanding voting securities of Peak Pacific Investment Co., Ltd ("Peak"), a Singapore corporation engaged in the development, management and operation of power plants in the People's Republic of China ("PRC") under Sino-foreign joint venture arrangements. Peak participates in nine (9) cooperative joint ventures in the PRC with PRC enterprise legal persons.1


     Peak now has entered into a Cooperative Joint Venture Agreement with Xin Wen Mining Group Company Ltd. ("XWMG") organized to, among other things, develop and operate co-generation steam and power or stand-alone power facilities and to enhance the economic efficiency of the generation of energy from the power plants. In the future, Peak may continue to participate in other similar joint venture enterprises in the PRC.



----------
  1 See Form U-57 filed on July 30, 1999 by Alliant Energy in which it claimed "foreign utility company" status on behalf of five (5) development projects of Peak three (3) of which continue to be active Henan Yongfeng Electric Power Co. Ltd., Henan Anfeng Electric Power Co. Ltd., and Shijiazhuang Chengfeng Cogen Co. Ltd.; Form U-57 filed on March 21, 2001 by Alliant Energy claiming "foreign utility company" status on behalf of Hebei Wuan Peak Coal Heat and Power Co., Ltd.; Form U-57 filed on August 1, 2001 by Alliant Energy claiming "foreign utility company" status on behalf of Weifang Ocean Peak Heat and Power Co., Ltd. (no longer active); Form U-57 filed on August 28, 2001 by Alliant Energy claiming "foreign utility company" status on behalf of Zouping Peak CHP Co., Ltd.; Form U-57 filed on October 30, 2001 by Alliant Energy claiming "foreign utility company" status on behalf of Luannan Peak Heat & Power Company Ltd. and Luannan Peak Second Heat & Power Company Ltd; Form U-57 files on January 03, 2003 by Alliant Energy claiming "foreign utility company" status on behalf of Tai An Hua Feng Heat and Power Company Limited; and Xin Wen as set forth in this filing.

      Peak will own an interest in the following operating joint venture:


Tai An Xin Wen Peak Heat and Power Co., Ltd. ("Xin Wen"): is a joint venture between Peak and Xin Wen Mining Group Company Ltd. ("XWMG"), a limited liability company established under the laws of the PRC. Peak owns 80% of the joint venture, and the remaining 20% is owned by XWMG. Xin Wen is a 50 MW coal fired electric and steam facility in Shandong Province, PRC. Steam from Xin Wen is primarily sold to Xin Wen Mining Group Company Ltd. Power generated by the facility is also sold to Xin Wen Mining Group Company Ltd. and the local grid.


ITEM 2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price by any such domestic associate public-utility company for its interest in the foreign utility company.

     The following companies, each of which is a direct or indirect subsidiary of Alliant Energy, are domestic public-utility companies and associate companies of Xin Wen:

                       Interstate Power and Light Company
                       Wisconsin Power and Light Company
                   South Beloit Water, Gas & Electric Company
                              ATC Management, Inc.
                       American Transmission Company LLC
                         Wisconsin River Power Company

     At present, none of the aforementioned domestic public-utility companies has made an investment in or has any contractual relationship with Xin Wen.


                                   EXHIBIT A
                              State Certification

                                 Inapplicable.

                                   SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                              Alliant Energy Corporation


                          By: /s/ F. J. Buri
                             --------------------------------------
                              F. J. Buri
                              Corporate Secretary


Date:  June 26, 2003